Steven M. Przesmicki

T: +1 858 550 6070

przes@cooley.com

November 13, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

RE:	HTG Molecular Diagnostics, Inc.

Draft Registration Statement on Form S-1

Submitted September 23, 2014

CIK No. 0001169987

Dear Ms. Ravitz:

Enclosed on behalf of our client, HTG Molecular Diagnostics, Inc. (the “Company”), is a revised confidential draft registration statement on Form S-1 (“Revision No. 1”). Revision No. 1 updates the Company’s confidential draft registration statement on Form S-1 (the “Original Draft Registration Statement”) originally submitted confidentially to the Securities and Exchange Commission (the “Commission”) on September 23, 2014. The copy of Revision No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Original Draft Registration Statement.

Revision No. 1 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 20, 2014 with respect to the Original Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Revision No. 1.

Staff Comments and Company Responses

Prospectus Summary, page 1

1. Please revise your disclosure to present it from the perspective an investor who may not be an expert in your industry. For example, your use of terms on page 1 such as “formalin fixed paraffin embedded” and “nuclease protein chemistry,” and “fibroblast growth factor receptor” on page 2 appear to assume that readers already know the meanings of those terms and their significance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 1 of Revision No. 1.

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420   WWW.COOLEY.COM

United States Securities and Exchange Commission

November 13, 2014

Page Two

2. Please revise your summary to clarify how you generate revenue in light of your disclosure on page 16 that you provide some customers with the HTG Edge system and profiling panels free of charge or “through other arrangements.” Briefly explain the “other arrangements.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 15 of Revision No. 1.

3. Given that your summary is 13 pages long, please revise to avoid repetition of lengthy disclosure that appears in subsequent sections of your document, such as the disclosure in the bullet points on page 61 and the diagrams that appear on pages 66 and 69, and relocate unnecessary detail that overwhelms the most important aspects of the offering and is more appropriate for a subsequent section of your document.

Response: The Company acknowledges the Staff’s comment and has revised the summary as requested.

4. Please tell us why you believe it is appropriate to highlight the $35 billion market on pages 1 and 2 of your summary in view of your disclosure on page 15 that you currently are limited to marketing your HTG Edge system and proprietary profiling panels for research use only.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that, of today’s estimated $27.0 billion global molecular profiling market, the Company estimates that:

•	approximately $10.6 billion consists of molecular diagnostics,

•	approximately $2.5 billion consists of molecular profiling for companion diagnostics, and

•	the remaining approximately $13.9 billion consists of the research-use-only market.

The Company believes today’s estimated $17.8 billion cancer profiling market, which is a segment of the global molecular profiling market that is expected to increase to $35 billion by 2018, largely consists of research-use-only products. Much of the Company’s near-term focus is expected to be on the cancer profiling market. Accordingly, the Company believes it is appropriate to highlight this market in the summary. In light of the Staff’s comment, the Company has also revised the disclosure on pages 2 and 63 of Revision No. 1.

5. Please revise the summary to highlight that you have incurred losses since inception, your accumulated deficit as of June 30, 2014 and that you expect your losses will continue for the foreseeable future.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 6 of Revision No. 1.

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420   WWW.COOLEY.COM

United States Securities and Exchange Commission

November 13, 2014

Page Three

Our Solution, page 4

6. Please revise to clarify whether your systems require the use of consumables manufactured specifically for your products, or whether your customers can obtain consumables for use with the HTG Edge platform from other sources.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 66 of Revision No. 1.

Expanding our Solution by Providing a Comprehensive Molecular Profile, page 6

7. Regarding the diagram on page 6 and on page 69, please expand the disclosure in the appropriate section to clarify the material hurdles, including expected costs, that remain until you complete the profiling panels mentioned in the diagram.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 70 of Revision No. 1.

8. Please avoid reliance on the use of acronyms throughout your document. For example, please revise the first paragraph on page 7 to explain “EGFR,” “KRAS,” “BRAF,” “HER2,” “ALK,” “ROS1,” and “RET.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5, 65, 70 and 71 of Revision No. 1.

Implications of Being an Emerging Growth Company, page 9

9. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, at present, there have been no such written communications presented to potential investors. If, following the date of this letter, any such written communications are presented to potential investors, the Company will supplementally provide copies thereof to the Staff.

Use of Proceeds, page 10

10. Please expand your disclosure to quantify the amount of proceeds to be allocated for each purpose cited. With respect to the funds to be allocated to research and development, please revise to clarify the nature of the research and development activities you intend to fund with the proceeds of this offering. If the intended proceeds will not be sufficient to complete the specific activities to which proceeds will be allocated, state the source and amount of the additional funds needed. Refer to Instruction 3 of Item 504 of Regulation S-K.

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420   WWW.COOLEY.COM

United States Securities and Exchange Commission

November 13, 2014

Page Four

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 39 of Revision No. 1.

Summary Financial Data, page 12

11. Pro forma information should only be shown for the latest fiscal year and interim period, if applicable. Please remove the pro forma net loss per share information for the 2012 fiscal year and 2013 interim period.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 11 of Revision No. 1.

Capitalization, page 42

12. Please revise to remove cash and cash equivalents from the capitalization table since they are not a component of your capitalization. As an alternative, the company may disclose the amount of its cash in the text before the table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 41 and 42 of Revision No. 1.

13. We note the disclosure in the Redeemable Convertible Preferred stock footnote on page F-21 of the conditions that must be met for the automatic conversion of the preferred stock to common stock. Please tell us whether you expect to meet these conditions for the automatic conversion. Please also disclose these conditions in the narrative to the Capitalization table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 41 and 42 of Revision No. 1. The Company respectfully advises the Staff that the Company expects all of its outstanding Redeemable Convertible Preferred Stock to be converted into common stock in connection with the closing of this offering.

Stock-Based Compensation, page 57

14. Please tell us the estimated initial public offering price range. To the extent that there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference. In addition, please consider the impact that any reverse stock-split may have on the valuation of the common stock.

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420   WWW.COOLEY.COM

United States Securities and Exchange Commission

November 13, 2014

Page Five

Response: The Company acknowledges the Staff’s comment and is responding to this comment by separate letter submitted concurrently herewith, selected portions for which the Company is requesting confidential treatment.

Our Market, page 62

15. Please expand the disclosure on page 63 about the billion dollar markets to clarify that you currently are limited to marketing your HTG Edge system and proprietary profiling panels for research use only.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 63 of Revision No. 1.

Patents and Patent Applications, page 82

16. Please disclose the duration of your material patents. Also, disclose the jurisdiction or jurisdictions of your material foreign patents.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 84 of Revision No. 1.

Agreements with Third Parties, page 84

17. Please file as exhibits the amendments to the agreement with NuvoGen and the license agreement with Merck, or tell us why you do not believe these are required to be filed.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that all amendments to the agreement with NuvoGen were filed as part of Exhibit 10.16 to the Original Draft Registration Statement, with the exception of the third amendment to the NuvoGen agreement (which was itself amended and restated by the amended and restated third amendment filed as part of Exhibit 10.16).

The Company further respectfully advises the Staff that, with respect to the Merck agreement, (a) the out-bound license is not exclusive and (b) the amount of expenditures and revenues contemplated by the agreement are not expected to be substantial or material to the Company’s business of financial position. Accordingly, the Company respectfully believes that the Merck agreement is not a material agreement for which filing is required pursuant to Item 601(b)(10) of Regulation S-K.

Principal Stockholders, page 117

18. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of Novo A/S, S.R. One Limited and Valley Ventures.

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420   WWW.COOLEY.COM

United States Securities and Exchange Commission

November 13, 2014

Page Six

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 122 and 123 of Revision No. 1.

Material U.S. Federal Tax Considerations for Non-U.S. Holders, page 128

19. You may not disclaim responsibility for your disclosure. Please revise the first sentence of the second paragraph on page 128 and the first and second sentences of the last paragraph on page 130 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 130 and 132 of Revision No. 1.

Financial Statements, page F-1

Balance Sheets, page F-4

20. Please revise the balance sheet to remove the references to “pro forma (unaudited)” amounts since this is not the latest balance sheet included in the filing. In this regard, please also remove the Unaudited Pro Forma Information note located on page F-14.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-4, F-5 and F-13 of Revision No. 1.

Note 1. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

21. We note that the revenue recognition disclosure for your multiple elements does not address specific factors which affect the identification of the deliverables or the timing of performance in the arrangements. Accordingly, please revise the policy to provide company specific disclosures which comply with FASB ASC 605-25-50-2.

Response: The Company acknowledges the Staff’s comment, and respectfully submits the following:

The Company’s Edge processor (referred to as instruments) and proprietary consumables are designed to work together to produce diagnostic results. The instrument only works with the Company’s proprietary consumables and the Company’s proprietary consumables may only be evaluated using the Company’s instrument. While the instrument is only usable with the Company’s consumables, it has standalone value because the customer can resell the instrument on a standalone basis. There is no right of return once a customer purchases an instrument and there are no restrictions on the customer’s use of the instrument, including subsequent sale, in the terms of the arrangement.

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420   WWW.COOLEY.COM

United States Securities and Exchange Commission

November 13, 2014

Page Seven

The sales arrangements for the Company’s instruments in the first several months after launch during 2013 and 2014 did not include consumables other than an initial consumable kit sold at or very near the same time as the instrument without any commitment to deliver additional consumables. Discounts from the listed selling price of the instrument vary by customer; however, are fixed at the time of the sale. Similarly, discounts from the listed price of consumables may vary by customer and such discounts are fixed at the time of the sale. Accordingly, the company’s early sales of the instruments and consumables are not considered to be multiple element arrangements under ASC 605-25.

The Company’s business model includes arrangements whereby instruments, proprietary consumables and, in some instances, design services for customer specified consumables, will be sold together in a multiple element arrangement. Beginning in the second half of 2014, the Company has begun to enter into such arrangements, the first of which is referred to as a reagent agreement. The Company has revised the disclosure on pages F-40 and F-41 of Revision No. 1. to describe its related revenue recognition policy.

Note 12. Other Agreements, page F-29

NuvoGen Obligation, page F-29

22. We see that during 2001 you entered into an asset purchase agreement with NuvoGen Research to acquire intellectual property. We note that in September 2014, you determined that the transaction had not properly been accounted for and restated your financial statements. Please address the following and cite the authoritative accounting literature that supports your position:

•	Describe for us how you originally accounted for the agreement and how the accounting for the transaction was modified when the restatement was recorded. Please provide sufficient detail to support the amounts recorded in your financial statements as part of the restatement as discussed on page F-31.

•	Provide for us additional details of the present value of cash flows calculation to support your accounting for the November 2012 amendment as an extinguishment.

•	Similarly, further explain why the February 2014 amendment did not result in a significant change to the minimum cash flows or interest rates.

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420   WWW.COOLEY.COM

United States Securities and Exchange Commission

November 13, 2014

Page Eight

Response: The Company acknowledges the Staff’s comment, and respectfully submits the following:

•	The Company acquired intellectual property, the Acquired Technology, from NuvoGen Research, LLC (formerly known as Neogen, LLC), or NuvoGen, pursuant to an Asset Purchase Agreement dated January 9, 2001, as amended in November 2003, September 2004, November 2012 and February 2014. The Acquired Technology generally relates to our array-based nuclease protection assays. Pursuant to the terms of the agreement, in exchange for the Acquired Technology, we initially paid NuvoGen 600,000 shares of our common stock, fixed payments of $740,000 over the first two years of the agreement and agreed to pay NuvoGen 6% of our yearly revenue, which would be applied to any fixed payments, until the total aggregate cash compensation paid to NuvoGen under the agreement equals $15,000,000. The 6% of revenue cash payment under the NuvoGen agreement was originally accounted for as a contingent royalty obligation, since the original agreement provided for cash payments based on a percentage of revenue generated not to exceed $15,000,000. As a result, cash payments were recorded as cost of revenue as the cash payments were made.

•	In September 2014, the Company identified an error in its accounting for the NuvoGen obligation. The Company initially believed that the obligation was contingent on generating future revenue. In September 2014, the Company concluded that it had an obligation that should be reported as a liability in the Company’s financial statements in accordance with paragraph 35 of FASB Concepts Statement No. 6, since the Company has a clearly defined obligation to transfer assets in the future and the receipt of the Acquired Technology had already occurred. The estimated net present value of the future minimum payments due under the agreement was recorded as a liability as of January 1, 2012, the earliest period presented, using a discount rate of 2.5% which was the stated rate of interest in a November 2012 amendment of the agreement. Accumulated deficit was also increased by an equal amount, reflecting that the costs under the agreement should have been expensed when acquired as in process research and development. (Reference: practice aid issued by the American Institute of Certified Public Accountants, Assets Acquired in Business Combinations to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices and Pharmaceutical Industries, specifically acquired in-process research and development is expensed as incurred when the underlying product has not received regulatory approval and does not have any future alternative use. In addition, costs that are nonrefundable, related to the acquisition or licensing of products that have not yet received regulatory approval to be marketed and that have no alternative future use are charged to earnings as incurred.)

•	The net present value of the remaining payments totaling $11,273,743 as of January 1, 2012 discounted at 2.5% was $8,073,779 resulting in an unamortized discount of $3,199,964.

•	The November 2012 amendment to the agreement increased the minimum payments from $400,000 annually to escalating amounts ranging between $425,000 and $500,000 annually and added a 2.5% interest component. The Company compared the net present value of the cash flows before ($7,941,088) and after ($9,949,751) the amendment using the effective rate of the original obligation and determined there was more than a 10% change in the cash flows, primarily as a result of adding an interest rate, and recorded an extinguishment of debt in the amount of $2,008,663. (Reference ASC 835-30 and 470-50) As a result of the restatement, 2012 cash payments made to NuvoGen of $400,000 were recorded as $229,494 attributable to interest and $170,506 as a reduction of principal for the year ended December 31, 2012. The calculations used are shown on Exhibit 1 attached to this letter.

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420   WWW.COOLEY.COM

United States Securities and Exchange Commission

November 13, 2014

Page Nine

•	In February 2014, the Company amended the agreement to increase the minimum payments during the period from 2015 through 2016 and added another year of deferred payments otherwise due to NuvoGen in excess of the minimum payments, with no change to the stated rates of interest provided for in the November 2012 amendment. These changes in the minimum required payments resulted in less than a 10% change in the present value of the cash flows of the obligation compared to the present value of the cash flows of the amended obligation.

•	In August 2014, pursuant to the closing of a growth capital term loan, the NuvoGen obligation was prepaid through March 31, 2016 for a total of $868,750. These payments reduced the carrying value of the obligation and resulted in no other significant accounting effect at September 30, 2014.

•	With respect to Note 17. Restatement of Financial Statements, none of the reclassification adjustments made to the financial statements for the year ended December 31, 2012 were related to the NuvoGen agreement. Those adjustments relate to the following:

•	Adjustments were also made (i) as of January 1, 2012 to reclassify accretion of preferred stock dividends amounting to $2,947,580 from accumulated deficit to additional paid in capital, as the Company had inception to date losses with no retained earnings and (ii) for the year ended December 31, 2012 to reclassify license revenue of $141,667 from other income, net to other revenue and to reclassify bad debt expense of $16,950 from other income, net to selling, general and administrative.

Summary of Significant Accounting Policies, page F-37

Inventory, net, page F-38

23. We note the disclosure that you reduced your inventory reserve during the six-months ended “to adjust for estimated obsolescence.” Please describe for us in greater detail the adjustment recorded to the inventory reserve and tell us how it complies with FASB ASC 330-10-35-14.

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420   WWW.COOLEY.COM

United States Securities and Exchange Commission

November 13, 2014

Page Ten

Response: The Company acknowledges the Staff’s comment, and respectfully submits the following:

The reduction of inventory reserve in 2014 was a result of writing off the reserve against the related inventory. As described in the first paragraph of our inventory policy, “Inventory impairment charges establish a new cost basis for inventory and charges are not reversed subsequently to income, even if circumstances later suggest that increased carrying amounts are recoverable.”

The Company has revised the disclosure on page F-39 of Revision No. 1. to describe this same adjustment.

Note 7. Redeemable Convertible Preferred Stock, page F-46

24. Please revise the filing to clearly disclose the conversion ratio of the recently issued Series E Preferred Stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-48 of Revision No. 1.

**********

The Company respectfully requests the Staff’s assistance in completing the review of Revision No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Revision No. 1 or this response letter to me at (858) 550-6070. Thank you.

Sincerely,

Cooley LLP

/s/ Steven M. Przesmicki

Steven M. Przesmicki

cc:	Timothy B. Johnson, HTG Molecular Diagnostics, Inc.
M. Wainwright Fishburn, Jr., Esq., Cooley LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Matthew T. Bush, Esq., Latham & Watkins LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420   WWW.COOLEY.COM

Exhibit 1

NuvoGen Accounting Detail

January 1, 2012 to June 30, 2014

Date	Cash Amount Due	Cash Payments	Premium (Discount)	Carrying Value	Interest Expense
1/1/2012	11,273,743	—	(3,199,964)	8,073,779	—
11/1/2012	10,973,743	300,000	(1,023,993)	9,949,750	167,308
12/31/2012	10,873,743	100,000	(961,807)	9,911,936	229,494
6/30/2013	10,661,243	212,500	(856,207)	9,805,036	105,600
12/31/2013	10,448,743	212,500	(751,650)	9,697,093	210,156
6/30/2014	10,223,743	225,000	(656,967)	9,566,776	94,684

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420   WWW.COOLEY.COM